Exhibit 23.5

Consent of Independent Auditors

The Member
Fountains Senior Living Holdings, LLC:

We consent to the reference of our Firm under the heading "Experts" in Post-Effective Amendment No. 2 to the registration statement on Form S-11 (No. 333-199125) and the related Supplement No. 11 dated August 19, 2015 to the Prospectus dated February 6, 2015 of NorthStar Healthcare Income, Inc. and to the incorporation by reference therein of our report dated April 30, 2015, with respect to the consolidated balance sheet of Fountains Senior Living Holdings LLC and its subsidiaries as of December 31, 2014, and the related consolidated statements of operations, changes in member's deficit, and cash flows for the year then ended, which report appears in the Form 8-K/A of NorthStar Healthcare Income, Inc. filed on August 14, 2015.

/s/ KPMG LLP
Phoenix, Arizona
August 19, 2015